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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: August, 2005                 Commission File Number: 000-29872

                              ATI TECHNOLOGIES INC.
                              (Name of Registrant)

                          1 COMMERCE VALLEY DRIVE EAST
                                MARKHAM, ONTARIO
                                 CANADA L3T 7X6
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      Form 20-F [ ]           Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]           No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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                           INCORPORATION BY REFERENCE


The ATI Technologies Articles of Continuance dated January 31, 2005 (Exhibit 99.1) and By-law 1 effective January 31, 2005, (Exhibit 99.2) of this Form 6-K Commission File No. 000-29872 furnished to the Commission August 9, 2005, are incorporated by reference into each of the Registrant's registration statements on Form S-8, Commission File Nos. 333-106791, 333-13450, 333-11808 and
333-09576.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         ATI TECHNOLOGIES INC.



Date:  August 9, 2005                By: /s/ Patrick Crowley
                                         -------------------------------------
                                         Name:  Patrick Crowley
                                         Title: Senior Vice President, Finance
                                                and Chief Financial Officer



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                                 EXHIBIT INDEX


Exhibit        Description of Exhibit
-------        ----------------------

99.1           ATI Technologies Inc. Articles of Continuance dated January 31, 2005

99.2           ATI Technologies Inc. By-law 1 effective January 31, 2005